# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SPYRE THERAPEUTICS, INC., CIK 0001636282
CUSIP: 00773J202
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 221 Crescent Street, Building 23, Suite 105, Waltham, Massachusetts (MA), 02453
Date of event which requires filing of this statement: 10/15/2025
Amends the filing with accession number 0001193125-23-180612
Filed by CIK 0001802528
Persons authorized to receive notices and communications: Ms. Erin O'Connor, Fairmount Funds Management LLC, 200 Barr Harbor Drive, Suite 400, West Conshohocken, Pennsylvania (PA), 19428, (267) 262-5300

## Reporting persons
- Fairmount Funds Management LLC (CIK 0001802528): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,272,341; sole dispositive power 0; shared dispositive power 7,272,341; aggregate amount beneficially owned 7,272,341 (8.99% of the class)
  Comment: The securities include (i) 4,018,101 shares of common stock, $0.0001 par value per share (the "Common Stock") and (ii) 3,254,240 shares of Common Stock issuable upon conversion of 81,356 shares of Series A Preferred Stock, par value $0.0001 per share (the "Series A Preferred Stock"), held directly by Fairmount Healthcare Fund II L.P. ("Fund II"). The securities exclude shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock and Series B Preferred Stock, par value $0.0001 per share (the "Series B Preferred Stock") held directly by Fund II in excess of the beneficial ownership limitation of 9.99%.
  
  Row 13 is based on 80,925,407 shares of Common Stock outstanding as of October 15, 2025, consisting of (i) 77,467,521 shares of Common Stock outstanding as of October 15, 2025, as reported in the Company's final prospectus supplement filed pursuant to Rule 424(b)(5) dated October 14, 2025, (ii) 203,646 shares underlying options that are currently exercisable or will be exercisable within 60 days of the date of this filing by the Reporting Persons and (iii) 3,254,240 shares of Common Stock underlying the 81,356 shares of Series A Preferred Stock owned by Fund II, applying the beneficial ownership limitation.
- Fairmount Healthcare Fund II L.P. (CIK 0001769651): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,272,341; sole dispositive power 0; shared dispositive power 7,272,341; aggregate amount beneficially owned 7,272,341 (8.99% of the class)
  Comment: The securities include (i) 4,018,101 shares of Common Stock and (ii) 3,254,240 shares of Common Stock issuable upon conversion of 81,356 shares of Series A Preferred Stock held directly by Fund II. The securities exclude shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock and Series B Preferred Stock held directly by Fund II in excess of the beneficial ownership limitation of 9.99%.
  
  Row 13 is based on 80,925,407 shares of Common Stock outstanding as of October 15, 2025, consisting of (i) 77,467,521 shares of Common Stock outstanding as of October 15, 2025, as reported in the Company's final prospectus supplement filed pursuant to Rule 424(b)(5) dated October 14, 2025, (ii) 203,646 shares underlying options that are currently exercisable or will be exercisable within 60 days of the date of this filing by the Reporting Persons and (iii) 3,254,240 shares of Common Stock underlying the 81,356 shares of Series A Preferred Stock owned by Fund II, applying the beneficial ownership limitation.
- Peter Evan Harwin (CIK 0001663607): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 507,861; shared voting power 7,599,021; sole dispositive power 507,861; shared dispositive power 7,599,021; aggregate amount beneficially owned 8,106,882 (9.99% of the class)
  Comment: The securities include (a) 406,038 shares of Common Stock held directly by Mr. Harwin, (b) 101,823 shares of Common Stock issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days of the date of this filing held directly by Mr. Harwin*, and (c) Fund II's direct holdings of (i) 4,018,101 shares of Common Stock and (ii) 3,580,920 shares of Common Stock issuable upon conversion of 89,523 shares of Series A Preferred Stock held directly by Fund II. The securities exclude shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock and Series B Preferred Stock held directly by Fund II in excess of the beneficial ownership limitation of 9.99%.
  
  Row 13 is based on 81,150,264 shares of Common Stock outstanding as of October 15, 2025, consisting of (i) 77,467,521 shares of Common Stock outstanding as of October 15, 2025, as reported in the Company's final prospectus supplement filed pursuant to Rule 424(b)(5) dated October 14, 2025, (ii) 101,823 shares of Common Stock underlying options that are currently exercisable or will be exercisable within 60 days of the date of this filing by Mr. Harwin and (iii) 3,580,920 shares of Common Stock underlying the 89,523 shares of Series A Preferred Stock owned by Fund II, applying the beneficial ownership limitation.
  
  * Under Mr. Harwin's arrangement with Fairmount, Mr. Harwin holds the options for one or more investment vehicles managed by Fairmount (each, a "Fairmount Fund"). Mr. Harwin is obligated to turn over to Fairmount any net cash or stock received from the option for the benefit of such Fairmount Fund. Mr. Harwin therefore disclaims beneficial ownership of the option and underlying common stock.
- Tomas Kiselak (CIK 0001830177): type of reporting person: individual (IN); citizenship or place of organization: Slovakia (2B); member of a group; source of funds: affiliate funds (AF); sole voting power 507,861; shared voting power 7,599,021; sole dispositive power 507,861; shared dispositive power 7,599,021; aggregate amount beneficially owned 8,106,882 (9.99% of the class)
  Comment: The securities include (a) 406,038 shares of Common Stock held directly by Mr. Kiselak, (b) 101,823 shares of Common Stock issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days of the date of this filing held directly by Mr. Kiselak*, and (c) Fund II's direct holdings of (i) 4,018,101 shares of Common Stock and (ii) 3,580,920 shares of Common Stock issuable upon conversion of 89,523 shares of Series A Preferred Stock held directly by Fund II. The securities exclude shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock and Series B Preferred Stock held directly by Fund II in excess of the beneficial ownership limitation of 9.99%.
  
  Row 13 is based on 81,150,264 shares of Common Stock outstanding as of October 15, 2025, consisting of (i) 77,467,521 shares of Common Stock outstanding as of October 15, 2025, as reported in the Company's final prospectus supplement filed pursuant to Rule 424(b)(5) dated October 14, 2025, (ii) 101,823 shares of Common Stock underlying options that are currently exercisable or will be exercisable within 60 days of the date of this filing by Mr. Kiselak and (iii) 3,580,920 shares of Common Stock underlying the 89,523 shares of Series A Preferred Stock owned by Fund II, applying the beneficial ownership limitation.
  
  * Under Mr. Kiselak's arrangement with Fairmount, Mr. Kiselak holds the options for one or more investment vehicles managed by Fairmount (each, a "Fairmount Fund"). Mr. Kiselak is obligated to turn over to Fairmount any net cash or stock received from the option for the benefit of such Fairmount Fund. Mr. Kiselak therefore disclaims beneficial ownership of the option and underlying common stock.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: SPYRE THERAPEUTICS, INC.
Address of issuer's principal executive offices: 221 Crescent Street, Building 23, Suite 105, Waltham, Massachusetts (MA), 02453
Comment:
This Amendment No. 5 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on June 30, 2023, Amendment No. 1 filed on November 29, 2023, Amendment No. 2 filed on December 11, 2023, Amendment No. 3 filed on December 29, 2023, and Amendment No. 4 filed on April 25, 2024 (as amended, the "Statement" or the "Schedule 13D") by the Reporting Persons with respect to the Common Stock of the Company. Unless otherwise defined herein, capitalized terms used in this Amendment No. 5 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged. This Amendment No. 5 is being filed solely to report the Reporting Persons' entry into a lock-agreement with the Company in connection with the Company's underwritten public offering; the number of shares of Common Stock, Series A Preferred Stock, and Series B Preferred Stock beneficially owned by the Reporting Persons has not changed since Amendment No. 4 to the Statement, filed on April 25, 2024.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Statement is hereby amended in its entirety as follows: This Schedule 13D is being filed jointly by (1) Fairmount; (2) Fund II; (3) Peter Harwin; and (4) Tomas Kiselak (Fairmount, Fund II, Mr. Harwin, and Mr. Kiselak are collectively referred to herein as the "Reporting Persons"). The joint filing agreement of the Reporting Persons is attached as Exhibit 99.1 to this Schedule 13D.

Fairmount serves as investment manager for Fund II and may be deemed a beneficial owner, for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the "Act"), of any securities of the Company held by Fund II. Fund II has delegated to Fairmount the sole power to vote and the sole power to dispose of all securities held in Fund II's portfolio, including the shares of Common Stock reported herein. Because Fund II has divested itself of voting and investment power over the reported securities it holds and may not revoke that delegation on less than 61 days' notice, Fund II disclaims beneficial ownership of the securities it holds for purposes of Section 13(d) of the Act and therefore disclaim any obligation to report ownership of the reported securities under Section 13(d) of the Act. As managers of Fairmount, Mr. Harwin and Mr. Kiselak may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Company beneficially owned by Fairmount. Fairmount, Mr. Harwin and Mr. Kiselak disclaim beneficial ownership of the securities reported in this Schedule 13D other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of this Schedule 13D shall not be deemed an admission that any of Fairmount, Mr. Harwin or Mr. Kiselak is the beneficial owner of such securities for any other purpose.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information in rows 11 and 13 of each of the cover pages (including the explanatory note in the "Comments") of this Amendment No. 5 is incorporated by reference herein.

Together, the Reporting Persons' securities include (i) 4,830,177 shares of Common Stock, (ii) 203,646 shares of Common Stock issuable upon the exercise of options held by the Reporting Persons that are currently exercisable or will be exercisable within 60 days of the date of this filing and, (iii) 3,028,000 shares of Common Stock issuable upon conversion of 75,700 shares of Series A Preferred Stock subject to the 9.99% beneficial ownership limitation giving effect all of the securities owned by the Reporting Persons. The securities exclude shares of Common Stock issuable upon conversion of 270,345 shares of Series A Preferred Stock and 16,667 shares of Series B Preferred Stock held directly by Fund II in excess of the beneficial ownership limitation of 9.99%.
Number of shares as to which each person has sole or shared power to vote or dispose: The information in rows 7 through 10 of each of the cover pages of this Amendment No. 5 is incorporated by reference herein.
Transactions in the class effected during the past sixty days: None

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Lock-Up Agreement

In connection with the Company's underwritten public offering of common stock that closed on October 15, 2025, the Fund II entered into a customary lock-up letter agreement (the "Lock-Up Agreement") with Jefferies LLC, TD Securities (USA) LLC, Leerink Partners LLC and Stifel, Nicolaus & Company Incorporated as the representatives (the "Representatives") of the underwriters to an underwriting agreement with the Company. Pursuant to the Lock-Up Agreement, Fund II agreed to refrain from selling shares of the Company's securities without the consent of the Representatives, and other customary lock-up conditions, for a period of 60 days from the date of the Company's final prospectus supplement related to the offering.

The Reporting Persons did not purchase any securities of the Company or otherwise participate in the offering.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the form of the Lock-Up Agreement, which is filed as Exhibit 99.2 to this Schedule 13D and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement
99.2 Lock-Up Agreement (incorporated by reference to Exhibit A to the Underwriting Agreement filed as Exhibit 1.1 of the Company's Form 8-K filed with the SEC on October 15, 2025).

## Signatures
- Fairmount Funds Management LLC: /s/ Peter Harwin, Peter Harwin, Managing Member (10/17/2025)
- Fairmount Funds Management LLC: /s/ Tomas Kiselak, Tomas Kiselak, Managing Member (10/17/2025)
- Fairmount Healthcare Fund II L.P.: /s/ Peter Harwin, Peter Harwin, Managing Member (10/17/2025)
- Fairmount Healthcare Fund II L.P.: /s/ Tomas Kiselak, Tomas Kiselak, Managing Member (10/17/2025)
- Peter Evan Harwin: /s/ Peter Harwin, Peter Harwin (10/17/2025)
- Tomas Kiselak: /s/ Tomas Kiselak, Tomas Kiselak (10/17/2025)